Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone:949/673-4510	Fax: 949/673-4525

July 11, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Senior Counsel

Washington, D.C. 20549

RE:	Syndicated Resorts Association, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 3, 2018
File No. 333-222314

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 2 to Registration Statement on Form S-1 for Syndicated Resorts Association, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 30, 2018 (the “Comment Letter”) in response to the filing of the amendment to the Company’s Registration Statement on Form S-1 (as amended, originally filed in December 2017). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

The Business and Business Plan, page 13

1. We note your disclosure that you offer tickets, dinner and hotels through your website, showplusdinner.com; however, your website currently only offers tickets to shows in Las Vegas. Please revise to distinguish your current operations from planned future operations or tell us how individuals can purchase dinner and hotel stays on your website.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosure to distinguish its current operations from planned future operations.

2. You state that the company is able to conduct sales of travel under licenses in the following states: California, Florida, Iowa, and Washington. Please clarify if the company requires a state travel license to offer hotel stays or other services, and if so, explain how you will comply with applicable regulatory regulations.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to clarify whether the Company requires a state travel license to offer hotel stays or other services, and explain how it will comply with applicable regulatory regulations.

Suppliers and Strategic Partners, page 15

3. We note that the agreements with Ixtapa and Daticus have not been finalized. Please revise to state, if true, that it is possible that these agreements may never be finalized and disclose the impact on your business if you are not able to finalize these agreements.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosure to state that it is possible that the referenced agreements may never be finalized and to disclose the impact on the Company’s business if it is not able to finalize these agreements

4. Please revise to clarify how you earn revenue under the referenced agreements.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced disclosure to clarify how the Company intends to earn revenue under the referenced agreements.

Management’s Discussion and Analysis …, page 21

5. We note your response to comment 16 of our letter and reissue our comment. Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. We may have further comments.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced disclosure to disclose its specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for its anticipated operations, as well as the likely alternatives for satisfying its capital needs, in light of the Company’s working capital deficiency.

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6. We note your response to comment 17 and reissue our comment in part. Please disclose how you will fund operations if the Company’s management and majority shareholder do not provide funding over the next 12 months.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced disclosure to disclose how the Company will fund operations if the Company’s management and majority shareholder do not provide funding over the next 12 months.

Balance Sheets, Page F-3

7. We note that the retained deficit on your Balance Sheet as of December 31, 2016 does not agree to the retained deficit balance on your Statement of Stockholders’ Equity as of that date. Please revise your financial statements for consistency.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its financial statements to reconcile the referenced disclosures.

Statements of Operations, page F-4

8. Please disclose earning per share data on the face of your income statement in accordance with ASC 260-10-45.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose earning per share data on the face of your income statement in accordance with ASC 260-10-45.

Statements of Cash Flows, page F-6

9. Common stock issued for cash and capital contributed by shareholders should be characterized as financing activities in accordance with ASC 230-10-45. Please revise your classification of these cash flows or tell us why you believe a revision is unnecessary.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to revise its classification of the referenced cash flows.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates

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